EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 30, 2007

(Thousands of Dollars)

	Nine
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$199,271	161,580
Add:
Fixed charges	31,115	12,543
Income taxes	76,211	42,341
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Total	$306,597	216,464
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Fixed charges:
Interest expense	$ 22,117	9,272
Rental expense representative
of interest factor	8,997	3,270
	-----------	-----------
Total	$ 31,114	12,542
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Ratio of earnings to fixed charges	9.854	17.259
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